

Mail Stop 4628

March 14, 2016

Via Email
Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

> **Re:** **Core Laboratories N.V.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 12, 2016**
> **Form 8-K Filed January 27, 2016**
> **File No. 1-14273**

Dear Mr. Bergmark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 17

1. We note you include a measure of 'Debt to EBITDA ratio' under Other Data in the table on page 17 and that your definition of EBITDA includes adjustments for severance and certain non-cash items. Please be advised that measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please revise your presentation accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Operating Results for the Year Ended December 31, 2015 Compared to the Years Ended December 31, 2014 and 2013, page 19

Income Tax Expense, page 22

2. You state that income tax expense decreased in 2015 due to a decrease in taxable income. Please revise to provide additional detail regarding the amount of income tax expense recognized during the period and address the impact of taxes associated with your operations in the Netherlands, the United States, and other foreign countries in which you operate. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 24

3. We note that your cash availability is largely dependent upon the ability of your subsidiaries to pay cash dividends or otherwise distribute or advance funds to you. We also note your disclosure regarding the potential tax impact of a distribution of unremitted earnings from foreign subsidiaries on page F-16 of your filing. Please revise to disclose the amount of cash that would be subject to this type of taxation if distributed to you by your subsidiaries. As part of your response, tell us how you considered the requirement to disclose the nature of restrictions on the ability of subsidiaries to transfer funds in the form of dividends, loans, or advances per Rule 4-08(e) of Regulation S-X. In addition, tell us how you determined whether condensed financial information should be provided pursuant to Rule 5-04(c) of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 9. Income Taxes, page F-15

4. The reconciliation between reported income tax expense and the amount computed based on the statutory income tax rate includes a line item captioned "Other." This line item represents approximately 10% of the amount calculated based on the statutory rate. Please tell us about the components of this line item. Refer to Rule 4-08(h) of Regulation S-X.

5. Your summary of deferred tax assets includes a line item for "Reserves." Please revise to more clearly describe the nature of this line item. Refer to FASB ASC 740-10-50-6.

6. Disclosure on page F-16 states: "We have not provided for deferred taxes on the unremitted earnings of certain subsidiaries that we consider to be indefinitely reinvested. Should we make a distribution of the unremitted earnings of these subsidiaries, we may be required to record additional taxes." Please revise to disclose the amount of

unremitted foreign earnings and the amount of the unrecognized deferred tax liability related to unremitted foreign earnings. Refer to FASB ASC 740-30-50-2.

7.   Please revise your disclosure on page F-16 to provide greater detail regarding the years in which net operating loss carry-forwards will expire, if unused. Refer to FASB ASC 740-10-50-3.

8.   Please revise your disclosure regarding unrecognized tax benefits on page F-17 to include a statement regarding the total amount of unrecognized tax benefits that, if recognized, would affect your effective tax rate. Refer to FASB ASC 740-10-50-15A.

Form 8-K dated January 27, 2016

Exhibit 99.1

Non-GAAP Information

9.   The supplemental information provided includes presentations of various non-GAAP amounts, including operating income, net income, and earnings per diluted share, all excluding specific items. However, it does not appear that you have given equal prominence to the corresponding amounts determined in accordance with Generally Accepted Accounting Principles (GAAP). Please explain to us how you have complied with the requirement to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

10.   The description provided to support the reasons why management believes the presentation of the various non-GAAP amounts provides useful information to investors is "that this presentation provides the public a clearer comparison with the numbers reported in prior periods." It does not appear that you have explained in adequate detail why your non-GAAP measures are useful to investors or that you have presented information that would enable investors to compare periods. Please revise. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

11.   We note the reconciliation of net income excluding specific items for the twelve months ended December 31, 2015 begins with net income of $114,847. However, we note that amount appears to be net income attributable to Core Laboratories N.V., rather than net income. Please modify the presentation accordingly.

12.   The reconciliation of non-GAAP net income, operating income, and earnings per diluted share include an adjustment for "Severance, compensation and other charges." Please expand your disclosures to identify the nature of the "other charges" that would be included in this reconciling item. With your response, tell us why the amount of this

reconciling item differs from the amount of "Severance and other charges" recognized in your statement of operations.

13.   We note that you have presented "operating income & margin, ex-items" for the period ended December 31, 2014. However, it does not appear that this non-GAAP measure is reconciled to the most directly comparable GAAP-basis measure. Please revise. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources